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SEC FILE NUMBER
8-49007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BestVest Investments, Ltd.

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 N. Jackson Street, Suite 305
(No. and Street)

Media	PA	19063
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James W. O'Connor	(610) 891-2870	jim@bestvest.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Romeo and Chiaverelli LLC
(Name – if individual, state last, first, and middle name)

One Bala Avenue, Ste 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

9/1/2009	3721
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. O'Connor, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BestVest Investments, Ltd, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
GENNARO VUONO - Notary Public
Montgomery County
My Commission Expires January 14, 2027
Commission Number 1172589

Gennaro Vuono

Notary Public March 8 2023

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BestVest Investments, LTD.

Financial Statements

and Additional Information

December 31, 2022

BestVest Investments, LTD.

December 31, 2022

Table of Contents

	Pages
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2
FINANCIAL STATEMENTS:	
Statement of Financial Condition, December 31, 2022	3
Statement of Operations for the year ended December 31, 2022	4
Statement of Changes in Stockholders' Equity for the year ended December 31, 2022	5
Statement of Cash Flows for the year ended December 31, 2022	6
Notes to Financial Statements December 31, 2022	7-12
SUPPLEMENTAL INFORMATION:	
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2022	13
Computation for Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2022	14-16
REGISTERED PUBLIC ACCOUNTING FIRM EXEMPTION REPORT	17
EXEMPTION REVIEW REPORT	18
INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)	19-20
SIPC REPORT	21

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Bestvest Investments, LTD

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bestvest Investments, LTD (the "Company"), as of December 31, 2022, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Brown and Chatillon LLC

March 8, 2023

Bala Cynwyd, PA 19004

BestVest Investments, LTD.
Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$ 550,054
Receivable from Broker-Dealers	86,622
Advances and Other Receivables	1,080,042
Restricted Cash	50,000
Right of use asset, net	63,803
TOTAL ASSETS	$1,830,521

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 298,559
Lease Liability	68,814
TOTAL LIABILITIES	$ 367,373
STOCKHOLDER'S EQUITY	
Common Stock, no par value 60,000 shares authorized 10,000 shares issued and outstanding	10,000
Additional Paid In Capital	1,310,000
Retained Earnings	143,148
TOTAL STOCKHOLDER'S EQUITY	1,463,148
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,830,521

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Operations
Year Ended December 31, 2022

REVENUES	
Commissions	1,066,851
Interest and Dividends	37,213
Investment Advisory Fees	526,844
Mutual Fund Fees	697,799
Other Income	20,009
Total Revenues	$2,348,716
EXPENSES	
Commission and Fee Expense	842,661
Compensation and Benefits	1,177,542
Clearing and Execution Expense	48,673
Occupancy	58,577
Other Expenses	218,574
Total Expenses	$2,346,027
NET Income	$ 2,689

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2022

Schedule of Retained Earnings

Beginning Retained Earnings	$140,459
Net Income	2,689
Retained Earnings	$143,148

Schedule of Additional Paid-In-Capital

Additional Paid in Capital	$1,310,000
Additional Paid in Capital	$1,310,000

Schedule of Common Stock

Common Stock, without par value, 60,000 shares authorized, 10,000 shares issued and authorized	$10,000
Common Stock	$10,000
Total Stockholder's Equity	$1,463,148

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Cash Flows
Year Ended December 31, 2022

Cash flows used by operating activities:	
Net Income	$ 2,689
Adjustments to reconcile net income to cash Used by operating activities:	
Change in commissions receivable	14,474
Change in advances	(6,341)
Change in Right of Use Lease Asset	45,408
Change in accounts payable and accrued expenses	(27,325)
Change in Lease Liability	(46,034)
Net cash used by operating activities	(17,129)
Cash flows from investing activities:	
Net cash from investing activities	-0-
Cash flows from financing activities:	
Net cash from financing activities	-0-
Net change in cash and cash equivalents	(17,129)
Cash and cash equivalents at beginning of year	567,183
Cash and cash equivalents end of year	$ 550,054

Supplemental Disclosure of Cash Flow Information –

Interest Paid $504

The accompanying notes are an integral part of these financial statements

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on January 20, 1995 under the laws of the State of Michigan. It is a broker-dealer registered with the SEC and is a member of FINRA. It is engaged in the sale of securities including equities, municipal bonds and other financial instruments. The company also has insurance and investment advisory businesses.

The following comprise the company's significant accounting policies:

Method of Accounting

The Company maintains its books and records on the accrual basis recognizing revenue when earned and expenses when incurred in conformity with generally accepted accounting principles.

Recognition of Revenue

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Mutual Fund Fees received (12b-1 Fees) are recognized as income by the Company as received from the fund companies. Investment Advisory Fees are earned through client contractual agreements.

Cash

For purposes of the statement of cash flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provision of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" ("**ASC 740-10**"). ASC 740-10 Clarifies the accounting for uncertainty in

income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the Company used the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2022, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. Returns for the years ended December 31, 2018 to 2020 remain open for audit.

Significant Accounting Policies

Revenue from contracts with customers:

The Company recognizes revenue in accordance with FASB Accounting Standards Codification 606, "Revenue from Contracts with Customers" (ASC 606). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the price is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company has entered into contracts with mutual funds of their selling agents and others under which the Company receives selling and distribution commissions resulting from the sale of certain investment products to its customers, including the sale of certain classes of mutual funds shares and variable annuities. The Company has also entered into a contract with its clearing broker-dealer under which the Company receives a share of selling and distribution fees received by the clearing broker-dealer under

contracts entered into by the clearing broker-dealer with mutual funds and/or their selling agents. Selling and distribution commissions are paid up front based on a fixed percentage of share price, the price of investment product sold, or the value of specified transactions and are recognized at a point in time on the trade or sale date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing for the transaction is agreed upon, and the risks and reward of ownership have been transferred to/from the customer. A receivable is recognized if the commission is paid to the Company on a date subsequent to the trade date.

Under contractions entered into with mutual funds or their selling agents and others, the Company also receives selling and distribution commissions that are paid over time based on a fixed percentage of the average daily balance of the customer's investment in a fund (12b-1 fees). The Company also has entered into a contract with its clearing broker-dealer under which the Company receives a share of 12b-1 fees received by the clearing broker-dealer under contracts entered into by the clearing broker-dealer. The Company believes the performance obligation is satisfied over time and recognizes revenue associated with 12b-1 fees over the period to which such fees relate.

Investment advisory fees – The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Account maintenance fees – consist of fees charged to clients for various services performed by the Company including the supervision of account activity, ensuring compliance with industry rules and regulations, distributing client funds as requested, and other administrative and operational activities. This fee is charged semi-annually in advance. There is no contract or specific performance obligation associated with the fee however the fee is deferred and recognized over the six month period.

Transaction processing and other account related fees – consist of ticket charges, service fees, wire transfer fees, and other fees associated with processing transactions and client requests. These fees are charged as the specific performance obligation is performed and recognized as received.

Leases:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for leases is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any period (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had a net capital of $ 348,886 which was $328,648 in excess of its required net capital of $20,238. The Company's net capital ratio was .87 to 1.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances often exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market price

NOTE 5 – GUARANTEES

ASC 460-10, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

NOTE 6 - REGULATORY ACTIONS

The Company had no regulatory actions during the fiscal year.

NOTE 7 – COMMITMENTS

The Company has a lease agreement for office space in Media, PA. The term of this lease is from April 1, 2023 to March 31, 2024. In addition, the Company is obligated to pay for the proportional amount of the building costs. Future minimum lease payments as of December 31, 2022 are as follows:

2023	$ 58,898
2024	14,724
Total	$73,622
Less Discount to Present Value	($ 4,808)
Total Finance Lease Liability	68,814

Rent expense for 2022 was $58,577.

NOTE 8 – SUBSEQUENT EVENTS

Events of the Company subsequent to December 31, 2022 have been evaluated through March 8, 2023, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2022. No subsequent events were identified that required disclosure.

SUPPLEMENTAL INFORMATION

BESTVEST INVESTMENTS, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2022

BestVest Investments, LTD. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. RBC Correspondent Services is the clearing broker.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2022

BestVest Investments, Ltd. claims an exemption from Rul15c3-3 based on Section I 5c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and I 7a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is RBC Correspondent Services.

BESTVEST INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2022

NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital	$1,463,148
Deduct non-allowable assets	
Investments and receivables from affiliates and prepaids	1,080,041
Other deductions and/or charges	34,221
Total Deductions	1,114,262
Net Capital before haircuts	$ 348,886
Less:	
Haircuts	0
Net Capital	$ 348,886

BESTVEST INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2022

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$298,559
Excess Lease Liability	5,011
Total aggregate indebtedness	303,570

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital requirement	20,239
Excess net capital at 1500%	$318,528
Excess net capital at 1000%	$343,887
Ratio: Aggregate Indebtedness to Net Capital	.87 to 1

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2022

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of
December 31, 2022

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 285,083
Net Audit Adjustments:	
Net Audit Adjustments due to Right of Use Asset Reclassification to Allowable Asset	63,803
Net Capital per above (Note-2)	$ 348,886

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
Bestvest Investments, LTD

We have reviewed management's statements, included in the accompanying Exemption Report, on which Bestvest Investments, LTD identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Bestvest Investments LTD claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Bestvest Investments, LTD stated that Bestvest Investments, LTD met the identified exemption provisions throughout the most recent fiscal year without exception. Bestvest Investments LTD's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bestvest Investments LTD's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 8, 2023

BestVest
INVESTMENTS, LTD.
PLANNING | INVESTMENTS | INSURANCE

600 North Jackson St.
Suite 305
Media, PA 19063

800-434-1776
610-891-2860
Fax: 610-565-8819

March 8, 2023

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief that:

1. The Firm claimed an exemption from SEC rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2022, to December 31, 2022;

2. The Firm met the identified exemption provisions in SEC rule 15c3-3(k)(2)(ii) throughout the calendar year January 1, 2022, to December 31, 2022without exception.

Signed: ______________________ Date: 3/8/2023

James W. O'Connor, President
BestVest Investments, Ltd.
600 N. Jackson Street, Suite 305
Media, PA 19063
(610) 891-2870

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
Bestvest Investments, LTD

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Bestvest Investments LTD and SIPC, solely to assist you and SIPC in evaluating Bestvest Investments, LTD's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Bestvest Investments LTD's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in conformance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2022, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2022, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Bestvest Investments, LTD's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Bestvest Investments, LTD and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 8, 2023

BESTVEST INVESTMENTS, LTD.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIIES INVESTOR PROTECTION COPRPORATION
YEAR ENDED DECEMBER 31, 2022

Period Covered Amount	Date Paid	
General assessment reconciliation for the period January 1, 2022 to December 31, 2022		$ 682
Payment Schedule:		
SIPC-6	7-13-22	419
SIPC-7	1-18-23	263
Balance		$ 0.00